centrica

taking care of the essentials

82-4578

RECEIVED

2004 SEP 28 P 1:4

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	28 September, 2004
At:	001 202 942 96 24		k Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

04045138

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

JLW 9/28

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

28 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Acquisition of US home services business

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

28 September, 2004

Centrica acquires U.S. home services business

Centrica plc today announced that Direct Energy, its North American subsidiary, has acquired Residential Services Group Inc. (RSG), a U.S. based home services business, for a total consideration of $150 million (£83 million) in cash.

RSG is a leading independent provider of plumbing and HVAC (heating, ventilation and air conditioning) installations and of maintenance services to homebuilders and homeowners. The locations of its primary operations include the states of Texas and Ohio, where Centrica currently has over one million energy customers. It also has a presence in a number of other states which may provide energy growth opportunities in the medium term.

For the 12 months ended 31 July, 2004, RSG recorded sales of $308.6 million (£171 million) and EBITA of $24.4 million (£13.5 million). The company currently employs approximately 2,000 staff and completes more than 200,000 service calls, and installs over 50,000 new systems, per annum. The acquisition is expected to be earnings enhancing in its first full year.

The acquisition gives Centrica an opportunity to replicate its successful UK model by cross-selling home services to its current customer base, which will reduce churn. It will also enhance organic growth potential by strengthening Centrica's overall customer proposition.

Sir Roy Gardner, Chief Executive of Centrica said: "Acquiring an established home services business enables us to strengthen our position in Texas and Ohio by replicating our success in the UK and Ontario in creating value by deepening customer relationships.

"In RSG we are acquiring a first class management team which has also built a profitable customer base across a number of states, in which there may be opportunities to cross sell energy in the future."

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes to editors:

1. RSG, headquartered in Dayton, Ohio, is one of the U.S.'s largest providers of HVAC and plumbing services to the residential and light commercial markets. The company installs HVAC and plumbing systems in new

homes as a subcontractor to homebuilders, which provides an opportunity to develop a relationship with homeowners from the outset, and provides maintenance and replacement services to individual homeowners.

2. The transaction is expected to close in the fourth quarter of 2004.

3. In 2002, Centrica acquired Enbridge Services Inc. in Ontario.

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	27 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	5

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

27 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-backs – 21, 22 and 24 September 2004

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	07:56 22-Sep-04

centrica
taking care of the essentials

RNS Number:2024D
Centrica PLC
22 September 2004

Repurchase of shares

Centrica plc announces that on 21 September 2004 it purchased for cancellation
2,100,000 of its ordinary shares at a price of 245.4382p per share from Hoare
Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Equities (UK) Limited	020 7678 8000

END

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:18 22-Sep-04

centrica
taking care of the essentials

RNS Number:2416D
Centrica PLC
22 September 2004

Centrica plc

Repurchase of shares

Centrica plc announces that on 22 September 2004 it purchased for cancellation
2,600,000 of its ordinary shares at a price of 243.957p per share from Hoare
Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Equities (UK) Limited	020 7678 8000

END

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:51 24-Sep-04

centrica
taking care of the essentials

RNS Number:3364D
Centrica PLC
24 September 2004

Centrica plc

Repurchase of shares

Centrica plc announces that on 24 September 2004 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 241.9544p per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries
Kath Kyle Centrica plc 01753 494902

Jeremy Thompson ABN AMRO Equities (UK) Limited 020 7678 8000

END

centrica

taking care of the essentials

RECEIVED

2004 SEP 28 P 1:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To: Office of International Corporation Finance, SEC	**Date:** 23 September, 2004
At: 001 202 942 96 24	**Ref:** Stock Exchange Announcement
From: Secretariat	**No. of pages** (incl. this one) 3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Changes to the Board of Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

23 September 2004

Changes to the Board of Centrica plc

Centrica plc is pleased to announce that Paul Rayner has been appointed a Non-Executive Director of the company, effective 23 September 2004. Mr Rayner, who is Finance Director of British American Tobacco plc, has also been appointed Chairman of the company's audit committee and a member of the remuneration committee.

Roger Carr, Chairman of Centrica, said: "This appointment further strengthens and complements the composition of the Board. Paul has very considerable and wide-ranging international experience which will be invaluable as we continue to grow and expand our business both here and overseas."

Non-Executive Director, Robert G Tobin, from the United States will step down from the Board to pursue other interests in North America with effect from today, 23 September 2004. The Chairman said: "We are very grateful to Bob for the contribution he has made to the strategic development of the company."

As previously announced, Roger Wood will step down as Managing Director of the AA and from the Board of Centrica on completion of the sale of the AA.

The Chairman said: "Roger has been instrumental in driving the AA's excellent performance during the five years of Centrica's ownership, which has created significant value for our shareholders. We're extremely grateful for the enormous contribution he has made to the development of Centrica and we wish him well in the future."

Note: In respect of Paul Rayner's appointment, there are no disclosures to be made under paragraph of 6.F.2(b) to (g) of the Listing Rules.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

centrica

taking care of the essentials

RECEIVED
2004 SEP 28 P 1:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	24 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

24 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica acquires over 250,000 telecoms customers

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

24 September, 2004

Centrica acquires over 250,000 telecoms customers

Centrica plc today announced that the Group has acquired Telco Holdings Limited, a UK telecommunications business operating under the Telco Global brand, for a consideration of £43 million in cash and the assumption of £1.2 million of debt.

Telco Global will add 238,000 residential fixed line customers, of which 80 per cent are on Carrier Pre Selection, 11,000 business fixed line customers and around 10,000 business mobile customers, including a number of large corporate accounts, to One.Tel's existing 1.1 million customer base.

In addition to increasing significantly Centrica's already sizeable telecoms customer base, the acquisition brings a number of other synergies. These include a strengthened presence in the B2B market, entry into the international pre-paid phone card market and the capability to launch Voice over Internet Protocol (VoIP) services. The acquisition will also increase Centrica's purchasing power by increasing fixed line voice minutes from around 5.6 billion minutes per annum to around 7.7 billion.

Centrica Telecommunications currently has around 1.5 million customer accounts under the One.Tel and British Gas Communications brands. The acquired customers will be integrated into the One.Tel business and it is expected that significant additional value will be realised through cost efficiencies and operational synergies.

Sir Roy Gardner, Chief Executive of Centrica, said: "Today's acquisition will enable us to consolidate our position as the UK's largest indirect access telecommunications company, reinforcing One.Tel as the major alternative for BT customers, and supporting our efforts in the B2B market."

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes to Editors:

1. At 30 June, 2004, One.Tel had c1.1 million customers taking fixed, mobile or internet products and British Gas Communications had 390,000 fixed line customers.

2. The Telco Global Group, which was established in 1996, provides fixed, mobile and internet services, to residential and business customers across the UK. Telco Global are also one of the market leaders in the distribution of international pre-paid phone cards.

3. Enfield based Telco Global has 230 employees.

centrica

taking care of the essentials

RECEIVED
2004 SEP 28 P 1:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	23 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Sip Puchases

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Purchase of ordinary shares of 5 5/9 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on the 22 September 2004 that:

The following Directors of the Company acquired Shares under the SIP on 20 September 2004 from the Shares acquired by the Trustee on that date:

Director	Number of Shares acquired*	Aggregate shares held Beneficially (across all accounts following acquisition)
Phil Bentley	71	116,933
Mark Clare	71	541,602
Sir Roy Gardner	71	2,360,896

* The 'Number of Shares Acquired' includes 51 Partnership shares acquired at 246.75 pence and 20 Matching shares acquired at 246.83 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

centrica

taking care of the essentials

RECEIVED
2004 SEP 28 P 1:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	23 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Legal & General s.198 Announcement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

04-09-23 11:54 FROM-Centrica Secretariat T-689 P.002/004 F-954

23 September 2004

Centrica plc

Centrica plc received on 23 September 2004 a notification dated 22 September 2004 stating that the notifiable interest (for the purposes of section 198 of the Companies Act 1985) of Legal and General Investment Management Limited and its subsidiary HSBC Global Custody Nominee (UK) Limited in Centrica plc had reduced.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
HSBC Global Custody Nominee (UK) Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired
NA

6. Percentage of issued class
NA

7. Number of shares / amount of stock disposed
Not known

8. Percentage of issued class
Not known

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction
Not known

11. Date company informed
23 September 2004

12. Total holding following this notification
168,877,834

13. Total percentage holding of issued class following this notification
3.98%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
23 September 2004

centrica

taking care of the essentials

RECEIVED
2004 SEP 28 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcements recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-backs – 13, 14 and 15 September 2004

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	17:03 13-Sep-04

centrica

taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 13 September 2004 it purchased for cancellation 1,750,000 of its ordinary shares at a price of 248.0142p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	17:10 14-Sep-04

centrica

taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 14 September 2004 it purchased for cancellation 1,200,000 of its ordinary shares at a price of 246.5099p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Purchase of Own Securities
Released	16:51 15-Sep-04

centrica

taking care of the essentials

Centrica plc

Repurchase of shares

Centrica plc announces that on 15 September 2004 it purchased for cancellation 2,250,000 of its ordinary shares at a price of 246.5263p per share from Cazenove & Co. Ltd

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox Cazenove & Co. Ltd 020 7588 2828

END

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Acquisition by of Killingholme Power Limited

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	15:00 16-Sep-04

Merger Clearance:

The OFT has decided, on the information currently available to it, **not to refer** the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:

Completed acquisition by Centrica Plc of Killingholme Power Limited

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette and Competition Bulletin as soon as is reasonably practicable.

END

RECEIVED
2004 SEP 28 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 September, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 September, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Legal & General s.198 Announcement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

20 September 2004

Centrica plc

Centrica plc received on 20 September 2004 a notification dated 17 September 2004 stating that the notifiable interest (for the purposes of section 198 of the Companies Act 1985) of Legal and General Investment Management Limited and its subsidiary HSBC Global Custody Nominee (UK) Limited in Centrica plc had increased.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
HSBC Global Custody Nominee (UK) Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
Not known

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction
Not known

11. Date company informed
20 September 2004

12. Total holding following this notification
170,057,834

13. Total percentage holding of issued class following this notification
4.01%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
20 September 2004